

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-mail</u>
Tom Griffin
Chief Executive Officer
Santa Fe Petroleum, Inc.
4011 West Plano Parkway
Suite 126
Plano, Texas 75093

> **Re:** **Santa Fe Petroleum, Inc.**
> **Amendment No. 6 to Form 8-K**
> **Filed January 23, 2013**
> **Amendment No. 1 to Form 8-K**
> **January 22, 2013**
> **File No. 333-173302**

Dear Mr. Griffin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K Amended January 23, 2013

1. We note your response to prior comment 1 regarding the extensions of the Agency Agreement. Please refer to Form 8-K Compliance Disclosure and Interpretation 103.03 for guidance regarding the requirement to file an Item 1.01 Form 8-K when the parties agree to extend an agreement. It is unclear where you provided such Item 1.01 disclosure informing investors of an extension until November 8, 2012. Please ensure that you file all required Forms 8-K in the future.

2.   If the letter of intent operated as a definitive agreement as you mention in your response to prior comment 2, please tell us why you did not file the letter of intent as an exhibit to an appropriate report or address it in an Item 1.01 Form 8-K.

Reports to Security Holders, page 11

3.   Refer to your response to prior comment 4 and your statement in this section that "at the current time, [you] are subject to the reporting requirements of the Securities Exchange Act of 1934." Please provide us your analysis of when the automatic reporting suspension in Section 15(d) of the Exchange Act will suspend your reporting requirements.

Form 8-K Amended January 22, 2013

4.   Please tell us, and revise future or amended filings to clarify, when Mr. Zouvas held each of the positions mentioned in this Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Griffin
Santa Fe Petroleum, Inc.
February 1, 2013
Page 3

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Luke C. Zouvas